BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

6 May 2007




08002616

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 21st May 2008 Combined General Meeting convening notice and proxy solicitation.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure : 21st May 2008 Combined General Meeting convening notice,
ADR proxy solicitations,
Acknowledgement of receipt

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 21st May 2008 Combined General Meeting convening notice and proxy solicitation.

Sincerely yours,

Document received on :

By :



BNP PARIBAS 144A

Mark Here for Address Change or Comments
PLEASE SEE REVERSE SIDE

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

	FOR	AGAINST
Res. 1	☐	☐
Res. 2	☐	☐
Res. 3	☐	☐
Res. 4	☐	☐
Res. 5	☐	☐
Res. 6	☐	☐
Res. 7	☐	☐
Res. 8	☐	☐
Res. 9	☐	☐
Res. 10	☐	☐
Res. 11	☐	☐
Res. 12	☐	☐
Res. 13	☐	☐
Res. 14	☐	☐
Res. 15	☐	☐
Res. 16	☐	☐
Res. 17	☐	☐
Res. 18	☐	☐
Res. 19	☐	☐
Res. 20	☐	☐
Res. 21	☐	☐
Res. 22	☐	☐
Res. 23	☐	☐
Res. 24	☐	☐
Res. 25	☐	☐

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

ADR Holder sign here: ______________________ Date: ________ Co-owner sign here: ______________________ Date: ________

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meetings") of BNP Paribas (the "Company") will be held on Wednesday, May 21, 2008, at 3:30 p.m. at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France.

This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting.

The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m. May 13, 2008. Only registered holders of record at the close of business April 8, 2008, will be entitled to execute the attached Voting Instruction Form.

JPMorgan Chase Bank, N.A., Depositary



BNP PARIBAS
144A

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3808, South Hackensack, NJ 07606-9508

The undersigned, a holder of record on April 8, 2008, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on Wednesday, May 21, 2008, at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France, at 3:30 p.m.

If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 13, 2008.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

BNP Paribas Agenda

ORDINARY MEETING

1. Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2007
2. Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2007
3. Appropriation of net income for the year ended 31 December 2007 and approval of dividend payout
4. Statutory auditors' special report on the transactions and agreements governed by articles L. 225-38 et seq. of the French commercial code (Code de commerce), particularly those between the Bank and its directors and officers, and between Group companies with common corporate officers
5. Authorisation for BNP Paribas to buy back its own shares
6. Appointment of a director
7. Renewal of the term of office of a director
8. Renewal of the term of office of a director
9. Renewal of the term of office of a director
10. Renewal of the term of office of a director
11. Renewal of the term of office of a director
12. Powers to carry out formalities

EXTRAORDINARY MEETING

13. Authorisation to issue ordinary shares and share equivalents with pre-emptive subscription rights
14. Authorisation to issue ordinary shares and share equivalents without pre-emptive subscription rights and granting of a priority subscription period
15. Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of securities tendered within the scope of public exchange offers
16. Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of contributions of unlisted securities up to a maximum of 10% of the capital
17. Overall limit on authorisations for issues of ordinary shares or share equivalents without pre-emptive subscription rights
18. Authorisation to increase the capital by capitalising retained earnings, profits or additional paid-in capital
19. Overall limit on authorisations for issues of ordinary shares or share equivalents with or without pre-emptive subscription rights
20. Authorisation to carry out transactions reserved for the members of the BNP Paribas Corporate Savings Plan that may take the form of increases in capital and/or sales of shares specially reserved for such purpose
21. Authorisation to grant share awards to employees of BNP Paribas, and to employees and corporate officers of related companies
22. Authorisation to grant stock options to corporate officers and certain employees
23. Authorisation to reduce the Bank's capital by the cancellation of shares
24. Amendment of the articles of association relating to the methods of participation in Shareholders' meetings
25. Powers to carry out formalities



BNP PARIBAS

Mark Here for Address Change or Comments ☐
PLEASE SEE REVERSE SIDE

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 5	☐	☐	Res. 9	☐	☐	Res. 13	☐	☐	Res. 17	☐	☐	Res. 21	☐	☐
Res. 2	☐	☐	Res. 6	☐	☐	Res. 10	☐	☐	Res. 14	☐	☐	Res. 18	☐	☐	Res. 22	☐	☐
Res. 3	☐	☐	Res. 7	☐	☐	Res. 11	☐	☐	Res. 15	☐	☐	Res. 19	☐	☐	Res. 23	☐	☐
Res. 4	☐	☐	Res. 8	☐	☐	Res. 12	☐	☐	Res. 16	☐	☐	Res. 20	☐	☐	Res. 24	☐	☐
															Res. 25	☐	☐

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

ADR Holder sign here: ______________________ Date: __________ Co-owner sign here: ______________________ Date: __________

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meetings") of BNP Paribas (the "Company") will be held on Wednesday, May 21, 2008, at 3:30 p.m. at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France.

This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting.

The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m. May 13, 2008. Only registered holders of record at the close of business April 8, 2008, will be entitled to execute the attached Voting Instruction Form.

JPMorgan Chase Bank, N.A., Depositary



BNP PARIBAS

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3808, South Hackensack, NJ 07606-9508

The undersigned, a holder of record on April 8, 2008, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on Wednesday, May 21, 2008, at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France, at 3:30 p.m.

If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 13, 2008.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

BNP Paribas Agenda

ORDINARY MEETING

1 Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2007
2 Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2007
3 Appropriation of net income for the year ended 31 December 2007 and approval of dividend payout
4 Statutory auditors' special report on the transactions and agreements governed by articles L. 225-38 et seq. of the French commercial code (Code de commerce), particularly those between the Bank and its directors and officers, and between Group companies with common corporate officers
5 Authorisation for BNP Paribas to buy back its own shares
6 Appointment of a director
7 Renewal of the term of office of a director
8 Renewal of the term of office of a director
9 Renewal of the term of office of a director
10 Renewal of the term of office of a director
11 Renewal of the term of office of a director
12 Powers to carry out formalities

EXTRAORDINARY MEETING

13 Authorisation to issue ordinary shares and share equivalents with pre-emptive subscription rights
14 Authorisation to issue ordinary shares and share equivalents without pre-emptive subscription rights and granting of a priority subscription period
15 Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of securities tendered within the scope of public exchange offers
16 Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of contributions of unlisted securities up to a maximum of 10% of the capital
17 Overall limit on authorisations for issues of ordinary shares or share equivalents without pre-emptive subscription rights
18 Authorisation to increase the capital by capitalising retained earnings, profits or additional paid-in capital
19 Overall limit on authorisations for issues of ordinary shares or share equivalents with or without pre-emptive subscription rights
20 Authorisation to carry out transactions reserved for the members of the BNP Paribas Corporate Savings Plan that may take the form of increases in capital and/or sales of shares specially reserved for such purpose
21 Authorisation to grant share awards to employees of BNP Paribas, and to employees and corporate officers of related companies
22 Authorisation to grant stock options to corporate officers and certain employees
23 Authorisation to reduce the Bank's capital by the cancellation of shares
24 Amendment of the articles of association relating to the methods of participation in Shareholders' meetings
25 Powers to carry out formalities

CONVENING NOTICE



2008

COMBINED GENERAL MEETING

The shareholders of BNP Paribas
are convened by the Board of Directors
to the Combined General Meeting on:

Wednesday, May 21st, 2008

at 3.30 p.m. at the Carrousel du Louvre
99, rue de Rivoli Paris 1er

You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet:
http://invest.bnpparibas.com

Protect the environment by using Internet to participate in our General Shareholders Meeting! For that purpose, please get connected to www.gisproxy.bnpparibas.com to forward us your instructions! All the details in page 4!



BNP PARIBAS

Société anonyme with capital of € 1.811.390.890
Head office : 16, boulevard des Italiens,
75009 Paris - 662 042 449 R.C.S. Paris



Overview

Page

AGENDA 3

HOW TO PARTICIPATE IN OUR GENERAL MEETING?

Via the Internet 4

Using the hard copy form 5

HOW TO VOTE?

How to fill in the form? 6

Participation form 7

PROPOSED RESOLUTIONS 8

SUMMARY OF PROPOSED RESOLUTIONS 20

INFORMATION CONCERNING DIRECTORSHIP CANDIDATES 26

BNP PARIBAS GROUP IN 2007 32

FIVE-YEAR FINANCIAL SUMMARY 42

DIRECTIONS FOR THE SHAREHOLDERS 44

REQUEST FOR DOCUMENTS BY E-MAIL 45

REQUEST FOR DOCUMENTS AND INFORMATION 47



Agenda

ORDINARY Meeting

- Reports of the Board of directors and the statutory auditors on transactions for the year ended 31 December 2007;
- Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2007;
- Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2007;
- Appropriation of net income for the year ended 31 December 2007 and approval of dividend payout;
- Statutory auditors' special report on the transactions and agreements governed by articles L. 225-38 *et seq.* of the French commercial code and approval thereof;
- Authorisation to be given to the Board of directors to buy back the Bank's own shares;
- Appointment of a director;
- Renewal of the terms of office of directors;
- Powers to carry out formalities.

EXTRAORDINARY Meeting

- Report of the Board of directors and statutory auditors' special report;
- Authorisation to be given to the Board of directors to issue ordinary shares and share equivalents with pre-emptive subscription rights;
- Authorisation to be given to the Board of directors to issue ordinary shares and share equivalents without pre-emptive subscription rights and granting of a priority subscription period;
- Authorisation to be given to the Board of directors to issue shares and share equivalents in consideration of securities tendered within the scope of public exchange offers;
- Authorisation to be given to the Board of directors to issue shares and share equivalents in consideration of contributions of unlisted securities up to a maximum of 10% of the capital;
- Overall limit on authorisations for issues of ordinary shares and share equivalents without pre-emptive subscription rights;
- Authorisation to be given to the Board of directors to increase the capital by capitalising retained earnings, profits or additional paid-in capital;
- Overall limit on authorisations for issues of ordinary shares and share equivalents with or without pre-emptive subscription rights;
- Authorisation to be given to the Board of directors to carry out transactions reserved for the members of the BNP Paribas Corporate Savings Plan;
- Authorisation to be given to the Board of directors to grant share awards to employees of BNP Paribas, and to employees and corporate officers of related companies;
- Authorisation to grant stock options to corporate officers and certain employees;
- Authorisation to be given to the Board of directors to reduce the Bank's capital by the cancellation of shares;
- Amendments to the Bank's articles of association in order to ease the participation in Shareholders' meetings;
- Powers to carry out formalities.



How to participate
in our General Meeting?

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the Annual General Meeting [1]. Investors therefore have an additional means of taking part in the Meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Affixing your signature by using an electronic certificate provides an additional element of security in expressing your choices, and all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**"; if not, please see the section entitled "**Using the hardcopy form**".

Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Ordinary and Extraordinary Annual General Meeting [1] under the conditions described below:

Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the Annual General Meeting's secure dedicated Web site. The Shareholder then simply follows the instructions displayed on the screen.
- Holders of **administered registered shares** shall use the login on the top right corner of the voting form to access the shareholders' Meeting dedicated website. Then, the shareholder will have to follow the instructions on the screen in order to receive his/her password by post.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the Annual General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate of participation; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT – Services aux Émetteurs – Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by GCT – Assemblées to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the Annual General Meeting. The shareholder then simply follows the instructions on the screen.

The secure Web site used exclusively for voting prior to the Annual General Meeting will be open as from Tuesday 29 April 2008.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Tuesday 20 May 2008**, at 3.00 p.m., Paris time.

It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the Annual General Meeting: **https://gisproxy.bnpparibas.com**

*(1) For both technical and legal reasons, it is not yet possible to vote via the Internet **during** the Meeting itself.*

Using the hard copy form

Terms and conditions of participation

New provisions have come into effect from January 1st, 2007. So, in order to attend personally to this Meeting, give a proxy or vote by mail, your BNP Paribas shares just have to be recorded in your name, under registered as well as bearer forms, **in the third working day preceding the Meeting, i.e. on Friday, May 16th, 2008**. From now on therefore, bearer shareholders do not have to request any more from their financial intermediary to establish a certificate of immobilization of their shares.

◻ YOU WISH TO ATTEND THE MEETING

▫ **Bearer shares**:

You must ask for an **admission card**. This card is essential to enter the meeting room and vote. To vote:

- please **tick mark box A** of the voting form, and
- **send it back as soon as possible** to the **custodian** in charge of your shares. This custodian will forward it, along with a certificate of participation [1].

▫ **Registered shares:** you may

- **ask for an admission card** to **enter more easily the meeting room**; please mark **box A** of the voting form and send it back in the envelope you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

◻ YOU DON'T WISH TO ATTEND THE MEETING

Please fill in **box B** and sign the correspondence voting form and send it back:

▫ **if you own registered shares:** to BNP Paribas Securities Services in the enclosed envelope;

▫ **if you own bearer shares:** to the custodian in charge of your shares which will forward the document, attached with the detention certificate [1] made beforehand.

Your custodian will forward your voting form to BNP Paribas with a certificate of participation. To be valid, the correspondence voting forms must be fully filled in and received by BNP Paribas at least 1 day before the date of the Meeting, i.e. on Tuesday 20 May 2008 at the latest.

You will find on the Internet site "invest.bnpparibas.com", section "General Shareholders Meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General Shareholders Meeting.

According to Article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "http://invest.bnpparibas.com". The video of this Meeting will then be available for the entire year, until the next General Meeting.

(1) System which has replaced, from last year on, the "certificate noticing the unavailability of the shares" more commonly called "certificate of blocking".



How to vote?

How to fill in the proxy or the correspondence voting form?

A

You wish to attend the Meeting in person:
- Please tick mark box **A**
- Please date the document and sign it in box **Z**

B

You cannot attend and you wish to vote by correspondence or by proxy:
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**

C

You give your proxy to the Chairman of the Meeting:
- Please tick mark the box facing "I hereby give my proxy to the Chairman of the Meeting"
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**

D

You vote by correspondence:
- Please tick mark the box facing "I vote by post"
  - each numbered box represents one resolution
  - each empty box represents a **YES** vote
  - each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No)
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**

D'

This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.
If you want to vote, please blacken the corresponding box.

D''

This box corresponds to amendments or new resolutions proposed during the Meeting.
If you want to vote, please blacken the corresponding box.

E

You give your proxy to a person – an individual or a legal entity – you have chosen (your spouse or any shareholder attending the meeting):

- Please tick mark the box facing "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who – individual or legal entity – will be representing you (name, christian name, address)

F

Please indicate your name, Christian name, address:
if these data already show, please check them;
if the person who signs is not the shareholder, he/she must indicate his/her name, christian name, address and his/her quality (legal agent, guardian…).

Z

This box must show a date and a signature for all shareholders.

A B

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.811.390.890
Siège Social :16 boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le mercredi 21 mai 2008 à 15 h 30 au Carrousel du Louvre, 99 rue de Rivoli – 75001 PARIS.

***COMBINED GENERAL MEETING** to be held on Wednesday May 21, 2008 at 3:30 p.m. at Carrousel du Louvre, 99 rue de Rivoli – 75001 PARIS.*

CADRE RESERVE / *For Company's use only*
Identifiant / *Account*
Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*) — Porteur / *Bearer*
Nombre de voix / *Number of voting rights*

D C E

JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

1	2	3	4	5	6	7	8	9
10	11	12	13	14	15	16	17	18
19	20	21	22	23	24	25	26	27
28	29	30	31	32	33	34	35	36
37	38	39	40	41	42	43	44	45

	Oui Yes	Non/No Abst/Abs		Oui Yes	Non/No Abst/Abs
A			F		
B			G		
C			H		
D			J		
E			K		

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it
cf. au verso renvoi (2) - *See reverse (2)*

JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée
I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.
M, Mme ou Mlle / *Mr, Mrs or Miss*
Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.
CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement) - *Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)*
Cf. au verso renvoi (1) - *See reverse (1)*

D' F

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* ..
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* ....
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ....
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

D'' Z

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest
le 20/5/2008 à 15 h heure de Paris / *on May 20, 2008, on 3 p.m., Paris time*
à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Date & Signature Z

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.
In case of life tenancy, the tenant for life must date and sign.



Proposed resolutions

ORDINARY Meeting

First resolution

(Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2007)

Having read the reports of the Board of directors and the statutory auditors on the consolidated financial statements for the year ended 31 December 2007, the Ordinary General Meeting approves the consolidated balance sheet at 31 December 2007 and the consolidated profit and loss account for 2007, prepared in accordance with the international financial reporting standards (IFRS) adopted by the European Union.

Second resolution

(Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2007)

Having read the reports of the Board of directors and the statutory auditors on the financial statements for the year ended 31 December 2007, the Ordinary General Meeting approves the Bank's balance sheet at 31 December 2007 and the profit and loss account for the year then ended, prepared in accordance with French GAAP. The Ordinary General Meeting approves the net income figure of EUR 4,531,812,601.84.

Third resolution

(Appropriation of net income for the year ended 31 December 2007 and approval of dividend payout)

The Ordinary General Meeting resolves to appropriate net income as follows:

In euros

Net income for the year	4,531,812,601.84
Retained earnings brought forward from prior years	12,439,561,352.21
Total	**16,971,373,954.05**
To the special investment reserve	19,544,500.00
To dividends	3,034,079,740.75
To unappropriated retained earnings	13,917,749,713.30
Total	**16,971,373,954.05**

The total dividend of EUR 3,034,079,740.75 to be paid to BNP Paribas shareholders corresponds to a dividend of EUR 3.35 per share with a par value of EUR 2.00. Full powers are given to the Board of directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.

For individuals who are French tax residents, the proposed dividend will be liable for personal income tax in accordance with the applicable scale of tax rates, unless an election is made for the fixed levy in full and final discharge provided for in article 117 quater of the French tax code *(Code général des impôts)*.

The proposed dividend is eligible for the tax allowance provided for by article 158-3-2° of the French tax code, unless – during the same year the taxpayer has received revenues in respect of which the fixed levy in full and final discharge provided for in article 117 *quater* of the French tax code has been applied.

The ex-dividend date for 2007 (i.e. the date on which the dividend will be detached from the share) will be 26 May 2008 and the dividend will be payable in cash on 29 May 2008 on the basis of positions established as of the evening of 28 May 2008.

As required under article 47 of Act 65-566 dated 12 July 1965, the Board of directors informs the Meeting that dividends paid for the last three years were as follows:

In euros

YEAR	Par value of shares	Number of shares	Net dividend per share	Amount of the distribution
2004	2.00	885,219,202	2.00	1,770,438,404.00
2005	2.00	831,801,746	2.60	2,162,684,539.60
2006	2.00	903,615,040	3.10	2,801,206,624.00

The Ordinary General Meeting authorises the Board of directors to deduct from unappropriated retained earnings the amounts necessary to pay the above dividend on shares issued on the exercise of stock options prior to the dividend payment date.

Fourth resolution

(Statutory auditors' special report on the transactions and agreements governed by articles L. 225-38 et seq. of the French commercial code (Code de commerce), particularly those between the Bank and its directors and officers, and between Group companies with common corporate officers)

The Ordinary General Meeting notes the terms of the statutory auditors' special report on transactions and agreements governed by article L. 225-38 et seq. of the French commercial code and approves the transactions and agreements mentioned in said report.

Fifth resolution

(Authorisation for BNP Paribas to buy back its own shares)

Having read the report of the Board of directors and the Board of directors' special report on transactions carried out within the scope of the share buyback programme currently in progress, the Ordinary General Meeting authorises the Board, in accordance with articles L. 225-209 et seq. of the French commercial code, to buy back a number of shares representing up to 10% of the Bank's issued capital, i.e., a maximum of 90,569,544 shares at 28 January 2008.

These shares may be acquired for the following purposes:

- for subsequent cancellation, on a basis to be determined by the shareholders in an Extraordinary General Meeting;
- to fulfil the Bank's obligations relative to the issue of share equivalents, stock option plans, share award plans, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans;
- to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions, mergers, demergers or asset transfers;
- to be used for the purposes of a liquidity agreement that complies with the ethics charter recognised by the French securities regulator (*Autorité des marchés financiers*);
- for property and financial management purposes.

The shares may be purchased at any time, unless a public offer is made in respect of the Bank's shares, subject to the applicable regulations, and by any appropriate method, including in the form of block purchases or by means of derivative instruments traded on a regulated market or over-the-counter.

The price at which shares may be acquired under this authorisation may not exceed EUR 100 per share, representing a maximum purchase price of EUR 9,056,954,400 based on the Bank's issued capital at 28 January 2008. This price may, however, be adjusted to take into account the effects of any operations affecting the share capital of BNP Paribas.

The Ordinary General Meeting gives full powers to the Board of directors, with the possibility to delegate said powers subject to compliance with the applicable law, to

use this authorisation and, in particular, to place orders on the stock exchange, enter into all agreements regarding the keeping of share purchase and sale registers, to make all required disclosures to the Autorité des marchés financiers, to carry out all formalities and make all declarations and, in general, to do all that is necessary.

This authorisation replaces that granted under the fifth resolution of the Ordinary General Meeting of 15 May 2007 and is given for a period of eighteen months from the date of this Meeting.

Sixth resolution

(Appointment of a director)

The Ordinary General Meeting resolves to appoint Daniela Weber-Rey as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Seventh resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew François Grappotte's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Eighth resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew Jean-François Lepetit's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Ninth resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew Suzanne Berger Keniston's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Tenth resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew Hélène Ploix's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Eleventh resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew Baudouin Prot's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Twelfth resolution

(Powers to carry out formalities)

The Ordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal and administrative formalities and to make all filings and publish all notices required by the applicable law.

EXTRAORDINARY Meeting

Thirteenth resolution

(Authorisation to issue ordinary shares and share equivalents with pre-emptive subscription rights)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with articles L. 225-129, L. 225-129-2 and L. 228-92 of the French commercial code, the Extraordinary General Meeting:

- grants powers to the Board of directors to resolve and implement the issue of BNP Paribas ordinary shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the share equivalents issued by BNP Paribas may also give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues of share equivalents shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases that may be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed EUR 1 billion, to which shall be added, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments giving access to the capital of BNP Paribas, that may be issued by virtue of the aforementioned authorisation, may not exceed EUR 10 billion or the equivalent in a foreign currency or unit of account set with reference to several currencies;
- resolves that shareholders may exercise their pre-emptive rights to subscribe for shares and/or share equivalents on the basis of their exact rights, as provided by law. The Board of directors may also give shareholders the right to subscribe for excess shares and/or share equivalents. Such right to subscribe for excess shares shall be exercisable pro rata to the existing interests of the shareholders concerned in the Bank's capital, and shall be limited to the amount requested.

If the issue of ordinary shares or share equivalents is undersubscribed, the Board of directors may implement any or all of the following options, in the order it considers appropriate:

- limit the capital increase to the amount of subscriptions provided such amount is at least equal to three quarters of the increase,
- freely allocate all or some of the unsubscribed shares or share equivalents,
- offer all or some of the unsubscribed shares or share equivalents for subscription by the public;

- resolves that, if warrants for BNP Paribas shares are issued within the limit mentioned in the fourth paragraph above, they may be subscribed for in cash under the conditions set out above or allocated without consideration to holders of existing shares;

- notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders, in favour of the holders of securities giving access to the Bank's capital, of their pre-emptive right to subscribe for ordinary shares underlying these securities;
- resolves that the Board of directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement – even retroactive – of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which they will grant entitlement to ordinary BNP Paribas shares, anticipate, when necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of rights for the allocation of ordinary shares underlying the securities to be issued and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves that the Board of directors may deduct any amounts from the share premium(s), in particular the costs arising in connection with the issues, charge the share issuance costs against the related premiums and deduct from the premiums the necessary sums to be allocated to the legal reserve and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record the capital increase (s) resulting from any issue made under this authorisation and make the corresponding amendments to the articles of association, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, moreover, that in the event of the issue of debt securities giving access to the capital of BNP Paribas, the Board of directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption – depending on market conditions – and the manner in which the securities will give access to the Bank's capital, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers granted to the Board of directors pursuant to this authorisation will be valid for a period of twenty-six months from the date of this Meeting.

Fourteenth resolution

(Authorisation to issue ordinary shares and share equivalents without pre-emptive subscription rights and granting of a priority subscription period)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with articles L. 225-129, L. 225-129-2, L. 225-135 and L. 228-92 of the French commercial code, the Extraordinary General Meeting:

- grants powers to the Board of directors to resolve and implement the issue of BNP Paribas shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the share equivalents issued by BNP Paribas may give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues of share equivalents shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases that may be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed EUR 350 million, which amount shall include, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments giving access to the capital of BNP Paribas that may be issued by virtue of the aforementioned authorisation, may not exceed EUR 7 billion or the equivalent in a foreign currency or unit of account set with reference to several currencies;
- resolves to cancel the shareholders' pre-emptive right to subscribe for share equivalents to be issued, on the understanding that the Board of directors will grant shareholders a priority right to subscribe for all the shares or share equivalents issued within the time period and under the conditions it sets in accordance with the applicable laws and regulations. Said priority subscription right will not lead to the creation of negotiable rights but may, at the Board's discretion, be exercised on the basis of exact rights as well as for excess shares;
- resolves that, if the issue of ordinary shares or share equivalents is undersubscribed by the shareholders or the public, the Board of directors may implement any or all of the following options, in the order it considers appropriate:

- limit the capital increase to the amount of subscriptions provided such amount is at least equal to three quarters of the increase,
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;

□ notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders, in favour of the holders of securities giving access to the Bank's capital, of their pre-emptive right to subscribe for ordinary shares underlying these securities;

□ resolves that the sum payable, or that may become payable, to BNP Paribas for each ordinary share issued under the aforementioned authorisation, after factoring in the issue price of any share warrants, in the event of the issue of freestanding warrants to subscribe for ordinary shares, will be at least equal to the minimum price provided for by the laws and regulations in force at the time of issue (i.e., as of the date hereof, the weighted average of prices on the Euronext Paris market over the last three trading days before the subscription price of the capital increase is set, minus 5%);

□ resolves that the Board of directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement – even retroactive – of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which they will grant entitlement to ordinary BNP Paribas shares, anticipate, when necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of rights for the allocation of ordinary shares underlying the securities to be issued and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;

□ resolves that the Board of directors may deduct any amounts from the share premium(s) where applicable, in particular the costs arising in connection with the issues, charge the share issuance costs against the related premiums and deduct from the premiums the necessary sums to be allocated to the legal reserve and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record the capital increase(s) resulting from any issue made under this authorisation and make the corresponding amendments to the articles of association, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

□ resolves, moreover, that in the event of the issue of debt securities giving access to the capital of BNP Paribas, the Board of directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption – depending on market conditions – and the manner in which the securities will give access to the Bank's capital, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

□ resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers granted to the Board of directors pursuant to this resolution will be valid for a period of twenty-six months from the date of this Meeting.

Fifteenth resolution

(Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of securities tendered within the scope of public exchange offers)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with article L. 225-148 of the French commercial code, the Extraordinary General Meeting:

□ grants powers to the Board of directors, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, to resolve and implement a capital increase, on one or more occasions, in consideration of securities tendered within the scope of public exchange offers initiated by BNP Paribas, in particular:

- to set the exchange ratio and, where applicable, the amount of the cash adjustment to be paid; to record the number of securities tendered within the scope of the exchange and the number of ordinary shares or share equivalents to be created in consideration thereof;
- to set the issue dates, terms and conditions for the issue of the new ordinary shares and in particular the price and the date as from which they will carry dividend and voting rights, or, where applicable, those of the securities giving access to the capital of BNP Paribas;
- to record the difference between the issue price of the new ordinary shares and their par value in balance sheet liabilities under an "additional paid-in capital" (contribution premium) account, to which all the shareholders shall have rights;

- sets at EUR 250 million the maximum amount of the increase in capital that may result from the issues of shares and share equivalents authorised pursuant to this resolution;
- grants full powers to the Board of directors to deduct from the contribution premium, where applicable, all the costs and duties arising from the increase in capital, deduct from the contribution premium the necessary sums to be allocated to the legal reserve and make the corresponding amendments to the articles of association.

The powers granted to the Board of directors pursuant to this resolution will be valid for a period of twenty-six months from the date of this Meeting.

Sixteenth resolution

(Authorisation to issue, without pre-emptive subscription rights, ordinary shares and share equivalents in consideration of contributions of unlisted securities up to a maximum of 10% of the capital)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with paragraph 6 of article L. 225-147 of the French commercial code, the Extraordinary General Meeting:

- grants the Board of directors the powers required to increase the capital, on one or more occasions, in consideration of contributions to BNP Paribas of equity securities or share equivalents that are not traded on a regulated market of a country which is a party to the Agreement on the European Economic Area or a member of the Organisation for Economic Co-operation and Development;
- sets the maximum amount of the capital increase that may result from issues authorised pursuant to this resolution at 10% of the share capital;
- resolves that the number of ordinary shares issued by BNP Paribas in consideration of the contributions in kind referred to in this resolution will be determined based on the unit price of the new shares issued which will be at least equal to the weighted average of prices on the Euronext Paris market over the last three trading days before the issue price is set, minus 5%;
- grants full powers to the Board of directors to approve the valuation of the contributions, record the completion of such contributions, charge to the contribution premium, where applicable, all the costs and duties incurred in connection with the capital increase, deduct from the contribution premium the necessary sums to be allocated to the legal reserve and make the corresponding amendments to the articles of association.

The powers granted to the Board of directors pursuant to this resolution will be valid for a period of twenty-six months from the date of this Meeting.

Seventeenth resolution

(Overall limit on authorisations for issues of ordinary shares or share equivalents without pre-emptive subscription rights)

Having read the report of the Board of directors, the Extraordinary General Meeting:

- resolves to set at EUR 350 million the maximum par value of capital increases that may be carried out immediately and/or in the future by virtue of the authorisations granted under the fourteenth, fifteenth and sixteenth resolutions above, which amount shall include, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves to set the maximum par value of debt securities that may be issued by virtue of the authorisations granted under the fourteenth, fifteenth and sixteenth resolutions above at EUR 7 billion, or the equivalent in a foreign currency or unit of account set with reference to several currencies.

Eighteenth resolution

(Authorisation to increase the capital by capitalising retained earnings, profits or additional paid-in capital)

Having read the report of the Board of directors, the Extraordinary General Meeting:

- grants powers to the Board of directors to increase the share capital, on one or more occasions, within the limit of a maximum par value of EUR 1 billion by capitalising all or part of the retained earnings, profits or additional paid-in capital, successively or simultaneously, through the creation and award of free shares, through an increase in the par value of existing shares, or through a combination of these two methods;
- resolves that any rights to fractions of shares will be non-transferable and the corresponding shares will be sold; proceeds from the sale will be allocated to the holders of rights to fractions of shares, at the latest 30 days following the date on which the whole number of shares to which they are entitled is recorded in their share account;
- resolves that the Board of directors will have full powers to determine, where necessary, the issue dates, terms and conditions, set the number of shares to be issued and, more generally, take all the necessary steps to ensure the smooth completion of the issue, complete all the necessary acts and formalities to effect the corresponding capital increase(s) and make the corresponding amendments to the articles of association, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers granted to the Board of directors pursuant to this resolution will be valid for a period of twenty-six months from the date of this Meeting.

Nineteenth resolution

(Overall limit on authorisations for issues of ordinary shares or share equivalents with or without pre-emptive subscription rights)

Having read the report of the Board of directors, the Extraordinary General Meeting:

- resolves to set the maximum par value of capital increases that may be carried out immediately and/or in the future under the authorisations granted under the thirteenth, fourteenth, fifteenth and sixteenth resolutions above at EUR 1 billion, to which shall be added, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves to set the maximum par value of debt securities that may be issued under the authorisations granted under the thirteenth, fourteenth, fifteenth and sixteenth resolutions above at EUR 10 billion, or the equivalent in a foreign currency or unit of account set with reference to several currencies.

Twentieth resolution

(Authorisation to carry out transactions reserved for the members of the BNP Paribas Corporate Savings Plan that may take the form of increases in capital and/or sales of shares specially reserved for such purpose)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with article L. 443-5 of the French employment code (Code du travail) (or articles L. 3332-18 et seq. after renumbering of the articles of the code) and articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French commercial code, the Extraordinary General Meeting authorises the Board of directors to increase the Bank's capital, on one or more occasions at its own discretion, by a maximum par value of EUR 36 million, via the issue of shares reserved for the members of the Corporate Savings Plan.

In accordance with the French employment code, the shares will be subject to a vesting period of five years, except in the stipulated cases where early release of such amounts may be requested.

The shares issued pursuant to this authorisation will be offered at a discount of 20% as compared to the average of the prices quoted for BNP Paribas shares over the twenty trading days preceding the date of the Board of directors' decision setting the subscription period. At the time of the implementation of this authorisation, the Board of

directors may reduce this discount on a case-by-case basis where required due to tax, social security or accounting rules and regulations applicable in certain countries where participating BNP Paribas group entities carry out their operations. The Board of directors may also resolve to grant free shares to the subscribers of new shares, instead of the discount and/or as a special contribution by the Bank to add to the employee's own contribution.

Within the scope of this authorisation, the Extraordinary General Meeting resolves to eliminate the shareholders' pre-emptive right to subscribe for the shares to be issued in favour of the members of the BNP Paribas Corporate Savings Plan.

This authorisation will be valid for a period of twenty-six months as from the date of this Meeting.

The Extraordinary General Meeting gives full powers to the Board of directors to implement this authorisation, within the limits and under the conditions set out above, with the possibility to delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions provided for in article L. 225-129-4 of the Commercial Code, particularly in order to:

- determine the companies and groups whose employees may subscribe;
- set the conditions of seniority applicable to subscribers of new shares and, within the limits set by law, the time granted to subscribers to pay in their subscriptions;
- determine whether shares may be subscribed directly or through a corporate mutual fund or other structure authorised under the applicable laws and regulations;
- set the subscription price of the new shares;
- set the amount of each issue, the duration of the subscription period, the date from which the new shares will carry dividend and voting rights, and generally all other terms and conditions of issue;
- place on record each capital increase based on the aggregate par value of the subscribed shares;
- carry out all related formalities and amend the articles of association to reflect the new capital;
- at the Board's sole discretion, after each share issue, charge the share issuance costs against the related premiums and deduct from the premiums the necessary sums to be allocated to the legal reserve;
- generally, take any and all measures to carry out the capital increases, in full compliance with the applicable laws and regulations.

In accordance with the applicable legal provisions, the operations contemplated within the scope of this resolution may also be in the form of sales of shares to members of the BNP Paribas Corporate Savings Plan.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect, without prejudice to any operations that may already have been initiated.

Twenty-first resolution

(Authorisation to grant share awards to employees of BNP Paribas, and to employees and corporate officers of related companies)

Having read the report of the Board of directors and the statutory auditors' special report, in accordance with articles L. 225-197-1 et seq. of the French commercial code, the Extraordinary Meeting:

- authorises the Board of directors to award shares, free of consideration, on one or more occasions. Said shares shall either be existing shares resulting from share buybacks carried out by the Bank or newly-issued shares, at the discretion of the Board of directors, and shall be awarded to:
  - BNP Paribas employees,
  - employees and corporate officers of companies and economic interest groupings in which BNP Paribas directly or indirectly holds 10% or more of the share capital or voting rights,

  it being specified that the Board of directors shall have the responsibility for determining the identity of the beneficiaries of the share awards, the conditions and, where applicable, the criteria for awarding the shares;
- resolves that the total number of shares awarded (either in the form of existing shares or newly-issued shares) may not exceed 1.5% of the Bank's issued capital as of the date of the decision for the award of such shares by the Board of directors;
- resolves that the allocation of the shares to their beneficiaries shall only be definitive, at the discretion of the Board of directors, for all or part of the shares awarded:
  - either after a vesting period of at least 4 years,
  - or after a vesting period of at least two years.

The shares shall be subject to a minimum two-year holding period as from the end of the vesting period. However, this holding period shall be eliminated for shares for which the vesting period has been set at a minimum period of four years. In any case, whatever the respective vesting and holding periods, these periods will expire early, if the conditions provided for by law are met, in the event of a disability of the beneficiary;

- notes that, regarding newly-issued shares, (i) this authorisation shall entail an increase in capital, at the end of the vesting period, paid up by capitalising retained earnings, profits or additional paid-in-capital, in favour of the beneficiaries of such shares and the corresponding waiver by the shareholders in favour of the beneficiaries of the share award of their rights to the portion of the retained earnings, profits or additional paid-in capital thus capitalised, (ii) this authorisation shall entail by operation of law, in favour of the beneficiaries of such shares, waiver by the shareholders of their pre-emptive subscription rights;
- resolves that this authorisation will be valid for a period of thirty-eight months as from the date of this Meeting.

Full powers are granted to the Board of directors acting under the conditions provided for above, with the possibility to delegate in accordance with the applicable law, to use this authorisation and, where applicable, in order to protect the rights of the beneficiaries, to adjust the number of shares awarded depending on the transactions carried out with regard to the company's capital, to determine the amount and nature of retained earnings, income or additional paid-in capital to be capitalised in the event of the allocation of shares to be issued; to record the capital increase or increases carried out in accordance with this authorisation; to amend the articles of association accordingly, and generally to do whatever is necessary to use this authorisation.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

Twenty-second resolution

(Authorisation to grant stock options to corporate officers and certain employees)

Having read the report of the Board of directors and the statutory auditors' special report, the Extraordinary Meeting authorises the Board of directors to grant, on one or more occasions, stock options for the subscription of new BNP Paribas shares or the purchase of existing shares acquired under share buybacks, to corporate officers and certain employees of BNP Paribas and related companies as defined in article L. 225-180 of the French commercial code.

The Board of directors may use this authorisation, on one or more occasions, over a period of thirty-eight months as from the date of this Meeting.

The total number of stock options granted pursuant to this authorisation and as yet unexercised may not grant entitlement to subscribe or purchase a number of shares representing over 3% of the capital of BNP Paribas at the date of the Board of directors' decision to grant the stock options, it being specified that the total number of shares awarded pursuant to the authorisation granted by the Extraordinary General Meeting in its twenty-first resolution shall be offset against this 3% ceiling, which is an aggregate ceiling applicable to both this resolution and the twenty-first resolution.

The exercise period for the stock options granted may not exceed ten years as from their grant date by the Board of directors.

The shareholders expressly waive their pre-emptive rights to subscribe for shares issued on the exercise of these stock options, in favour of the beneficiaries of the stock options.

The option exercise price will be set by the Board of directors on the grant date, in accordance with the applicable legal provisions, except that no discounts may be applied. The exercise price shall be determined by reference to the average of the prices quoted for BNP Paribas shares over the twenty trading days preceding the grant of the stock options.

This price may only be adjusted if the Bank carries out a financial transaction during the stock option exercise period. In such a case, BNP Paribas shall take the necessary steps to protect the beneficiaries of stock options in accordance with the provisions laid down by law.

Full powers are given to the Board of directors acting under the above conditions, with the possibility to delegate under the conditions provided for by law, to grant the stock options, set the terms and conditions thereof in accordance with the applicable law and the Bank's articles of association, designate the beneficiaries thereof, record the capital increase (s) carried out pursuant to this authorisation, charge the share issuance costs against the related premiums and deduct from the premiums the necessary sums to be allocated to the legal reserve, carry out all the necessary formalities in this respect and amend the article of the articles of association to reflect the new capital.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

Twenty-third resolution

(Authorisation to reduce the Bank's capital by the cancellation of shares)

Having read the report of the Board of directors and the statutory auditors' special report, and in accordance with article L. 225-209 of the French commercial code, the Extraordinary General Meeting authorises the Board of directors to cancel, on one or more occasions, some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire, provided that the total number of shares cancelled in any twenty-four month period does not exceed 10% of the total number of shares outstanding. The share capital will be reduced accordingly and the difference between the purchase price of the cancelled shares and their par value will be deducted from additional paid-in capital and reserves available for distribution, with an amount corresponding to 10% of the capital reduction being deducted from the legal reserve.

The Extraordinary General Meeting gives full powers to the Board of directors to implement this authorisation, carry out all acts, formalities and declarations, including the amendment of the articles of association, and generally, do all that is necessary, with the possibility to delegate said powers in accordance with the applicable law.

This authorisation cancels and replaces that given under the eleventh resolution of the Extraordinary General Meeting of 15 May 2007 and is granted for a period of eighteen months as from the date of this Meeting.

Twenty-fourth resolution

(Amendment of the articles of association relating to the methods of participation in Shareholders' meetings)

Having heard the report of the Board of directors, the Extraordinary General Meeting resolves to extend voting by internet to include a simplified electronic signature process for participation in Shareholders' meetings and consequently, the last paragraph of article 18 of section V of the articles of association is amended to read as follows:

Article 18

"If the Board of directors so decides at the time that the Shareholders' Meeting is called, the public broadcasting of the entire Shareholders' Meeting by videoconference or any other telecommunication and remote transmission means, including internet, shall be authorized. Where applicable, this decision shall be communicated in the notice of meeting published in the French legal announcements journal (Bulletin d'Annonces Légales Obligatoires – BALO).

Any shareholder may also, if the Board of directors so decides at the time of issuing the notice of meeting, take part in the Shareholders' Meeting by videoconference or any other telecommunication and remote transmission means, including internet, under the conditions provided for by the regulations applicable at the time of its use. **If an electronic voting form is used, the shareholder's signature may be in the form of a secure digital signature or a reliable identification process safeguarding the link with the document to which it is attached and may consist, in particular, of a user identifier and a password.** Where applicable, this decision shall be communicated in the notice of meeting published in the French legal announcements journal (Bulletin d'Annonces Légales Obligatoires – BALO)."

Twenty-fifth resolution

(Powers to carry out formalities)

The Extraordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal and administrative formalities and to make all filings and publish all notices required by the applicable law.



Summary of proposed resolutions

Twenty-five resolutions are tabled at the Combined Ordinary and Extraordinary General Meeting to be held on 21 May 2008.

The Board of directors of BNP Paribas will invite shareholders to approve twelve resolutions governed by the quorum and majority voting rules applicable to Ordinary General Meetings:

THE FIRST TWO RESOLUTIONS concern approval of the 2007 financial statements of the Group and the Bank after reading the reports of the Board of directors and the statutory auditors.



THE THIRD RESOLUTION concerns the appropriation of the Bank's net income for the year and the approval of a dividend payout. The total amount to be appropriated is EUR 16,971.374 million, made up of BNP Paribas SA's net income for the year of EUR 4,531.813 million plus EUR 12,439.561 million in retained earnings. The total recommended dividend of EUR 3,034.080 million to be paid to BNP Paribas SA shareholders corresponds to a dividend of EUR 3.35 per share. The ex-dividend date for the 2007 dividend will be 26 May 2008 and it will be paid in cash only, on 29 May 2008. The Board of directors is also recommending that EUR 19.544 million be appropriated to the special investment reserve and the balance of EUR 13,917.75 million to retained earnings.

If this dividend is approved by shareholders, it will be significantly higher than the dividend paid in 2007 on 2006 net income, representing an increase of 8.1% and outstripping the 5.7% growth in earnings per share. The payout rate would be 39.8%.



In the life of any company, especially one that represents the cornerstone of a group, it is common for agreements to be entered into directly or indirectly between that company and other entities with common directors, between the company and its directors, or with shareholders owning more than 10% of the company's capital. Under articles L. 225-38 *et seq.* of the French commercial code (*Code de commerce*), these agreements must be authorised in advance by the Board of directors and subsequently approved by the General Meeting of shareholders on the basis of a special report prepared by the statutory auditors. This approval is the subject of the **FOURTH RESOLUTION.**

For BNP Paribas, the only such regulated agreement entered into during 2007 was the agreement for the contribution of 267,209,706 UCB shares by BNP Paribas to Cetelem, within the scope of the creation of *BNP Paribas Personal Finance*. This resolution also proposes to bring the contingent collective top-up pension plan, which is in compliance with the French social security code (*Code de la sécurité sociale*), to which the Bank's executive officers belong, into line with the provisions of the "TEPA" Act of 21 August 2007 on work, employment and purchasing power; the Board of directors has deliberated on this plan, the most recent deliberations having taken place on 5 May 2004. The characteristics of this plan, which were definitively fixed on such date, have been described in the Bank's Annual Report every year since 2005.



In the **FIFTH RESOLUTION**, the Board of directors is seeking an eighteen-month authorisation to carry out a share buyback programme. In accordance with the law, the number of shares acquired under the programme would not exceed 10% of the Bank's capital.

The shares would be acquired for several purposes, including:

- for allocation or sale to employees under the profit-sharing scheme, employee share ownership plans, corporate savings plans, or stock option plans, as well as for granting share awards to employees with the aim of building their motivation and ensuring their commitment to the Bank's expansion, its long-term development and value creation;
- for subsequent cancellation, subject to authorisation by the shareholders (see twenty-third resolution);

  [This authorisation is therefore necessary to implement the share buybacks which BNP Paribas intends to carry out in order to neutralise the impact of employee share issues]
- for exchange in connection with external growth transactions;
- to be used in connection with a liquidity agreement.

The shares could be purchased by any appropriate method, including in the form of block purchases or by means of derivatives.

The maximum purchase price under this authorisation is set at EUR 100. This ceiling has been adjusted compared with the EUR 105 purchase price authorised by the Ordinary General Meeting of 15 May 2007 in order to take into account the change in the market price of BNP Paribas shares during the year.

Shares may be purchased at any time, unless they are the subject of a public tender offer.

The Board of directors will submit a summary of the transactions carried out pursuant to this authorisation at the General Meeting to be held on 13 May 2009 (subject to subsequent amendment) to approve the 2008 financial statements.



In **THE SIXTH RESOLUTION**, shareholders are asked to appoint Daniela Weber-Rey as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements. Daniela Weber-Rey, 50, a German citizen, and a partner with the law firm Clifford Chance, would be an independent member of the Board.



In the **NEXT FIVE RESOLUTIONS**, shareholders are asked to renew the terms of office as directors of Suzanne Berger Keniston, Hélène Ploix, François Grappotte, Jean-François Lepetit and Baudouin Prot. These terms of office would be renewed for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2011 to approve the 2010 financial statements.

Suzanne Berger Keniston and Hélène Ploix, who come from outside the BNP Paribas group, are independent members of the Board. Suzanne Berger Keniston, 69, is a US citizen and Professor of Political Science at the Massachusetts Institute of Technology in Cambridge. Hélène Ploix, 63, is the Chairman of Pechel Industries SAS and Pechel Industries Partenaires SAS.

François Grappotte and Jean-François Lepetit also come from outside the BNP Paribas group and are independent members of the Board. François Grappotte, 72, is the Honorary Chairman of Legrand, and Jean-François Lepetit, 65, is Chairman of the French Conseil National de la Comptabilité.

Baudouin Prot, 56, has been Chief Executive Officer of BNP Paribas since June 2003.



THE TWELFTH RESOLUTION concerns the granting of powers required to make all filings and carry out all legal and administrative formalities relating to the Ordinary General Meeting.

Thirteen resolutions are tabled at the Extraordinary General Meeting:

In the **THIRTEENTH RESOLUTION**, shareholders are asked to grant the Board of directors an authorisation for twenty-six months to issue ordinary shares and share equivalents with pre-emptive subscription rights for existing shareholders. This is a renewal of the authorisation for the same purpose given by the shareholders at the Extraordinary General Meeting held in 2006, which is about to expire.

The par value of capital increases that may be carried out may not exceed EUR 1 billion, exactly the same amount set by the shareholders in all their authorisations given since the Extraordinary General Meeting of 23 May 2000. This will lead to the creation of a number of new shares equivalent to 55% of the Bank's current capital.

Furthermore, the maximum par value of any debt securities that may be issued to accompany the above share issues may not exceed EUR 10 billion.

This authorisation cancels and supersedes all earlier authorisations to issue shares and share equivalents with pre-emptive subscription rights.



In **THE FOURTEENTH RESOLUTION**, shareholders are asked to limit the twenty-six-month authorisation for the Board of directors to issue shares and share equivalents, without pre-emptive subscription rights, to less than 20% of the existing capital. Existing shareholders will be given a priority right to subscribe for all of the new shares. The par value of capital increases that may be carried out may not exceed EUR 350 million: this will lead to the creation of a number of new shares equivalent to approximately 19% of the existing capital. Moreover, in accordance with applicable laws and regulations, the issue price must be at least equal to the weighted average of prices over the last three trading days before the subscription price is set, minus 5%, in keeping with market conditions.

In addition, the maximum par value of any debt securities issued pursuant to this authorisation may not exceed EUR 7 billion.

This authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents without pre-emptive subscription rights.



In **THE FIFTEENTH RESOLUTION**, shareholders are asked to grant the Board of directors a twenty-six-month authorisation to issue share equivalents, without pre-emptive subscription rights in consideration of securities tendered to BNP Paribas within the scope of public exchange offers for one or more companies.

The par value of capital increases that may be carried out may not exceed EUR 250 million: this will lead to the creation of a number of new shares equivalent to approximately 13.8% of the existing capital. This authorisation will therefore give BNP Paribas the necessary flexibility to carry out medium-size external growth operations.



In **THE SIXTEENTH RESOLUTION**, shareholders are asked to grant the Board of directors a twenty-six-month authorisation to issue shares and share equivalents, without pre-emptive subscription rights, in consideration of contributions of unlisted securities up to a maximum of 10% of the capital: this will increase BNP Paribas' negotiating power, and is therefore favourable for the shareholders.

Moreover, in spite of the freedom offered by law, the issue price will not be calculated at the discretion of the Board; reference must be made to market conditions through the application of the same calculation formula as that set out in the fourteenth resolution *(at least the weighted average of prices over the last three trading days before the subscription price of the capital increase is set, minus 5%).*

Shareholders are informed that the maximum par value of capital increases that may result immediately and/or in the future from use of the authorisations providing for issues of shares or share equivalents without pre-emptive subscription rights, granted under the fourteenth, fifteenth and sixteenth resolutions may in no event exceed EUR 350 million (19% of the issued capital). Likewise, the maximum par value of debt securities that may be issued under the above authorisations may not exceed EUR 7 billion (**SEVENTEENTH RESOLUTION**).



In **THE EIGHTEENTH RESOLUTION**, the Board of directors is seeking authorisation to increase the share capital by capitalising retained earnings, profits and additional paid-in capital within the limit of a maximum par value of EUR 1 billion. This will lead to the creation and award of free shares and/or to an increase in the par value of existing shares.



Shareholders are informed in the **NINETEENTH RESOLUTION** that the maximum par value of capital increases that may result immediately and/or in the future from use of the authorisations providing for issues of shares or share equivalents with or without pre-emptive subscription rights, granted under the thirteenth, fourteenth, fifteenth and sixteenth resolutions may in no event exceed EUR 1 billion. Likewise, the maximum par value of debt securities that may be issued under the above authorisations may not exceed EUR 10 billion.



The privatisation of Paribas in 1987 and of BNP in 1993 gave many employees the opportunity to become shareholders of their bank, offering them a powerful incentive to perform well, the interests of employees being aligned with those of shareholders. Most of the employees invested through the Corporate Savings Plan which is open to all members of staff. Payments into the plan are frozen for a period of five years. There is one subscription period per year in accordance with the conditions set down by law.

At 31 December 2007, employees held 4.2% of the Bank's capital through the Corporate Savings Plan, compared with 3.9% at the end of 2006; over the last financial year, 5,971,476 shares (that had previously been bought back on the market and did not result from a share issue) were allocated to the members of the Corporate Savings Plan (representing 0.65% of the capital). However, taking into account shares bought back in respect of payments made into programmes initiated at least 5 years earlier, and which have now matured, this increase in capital was reduced by more than half, to 0.3%.

None of these shares carry additional dividend rights or double voting rights as BNP Paribas strictly applies the principle of "1 share = 1 vote = 1 dividend". Furthermore, each of the funds under the Corporate Savings Plan is managed by a Supervisory Board, made up of elected employee representatives who are by nature independent from the BNP Paribas group's management. The Chairman of each Supervisory Board votes autonomously, in person, at BNP Paribas' Annual General Meeting: no powers are granted to the Chairman of BNP Paribas.

With the aim of bolstering employee involvement in the Bank's development and the value creation process, shareholders are asked, in **THE TWENTIETH RESOLUTION**, to authorise the Board for a period of twenty-six months to increase the Bank's capital within the limit of EUR 36 million, via the issue of shares reserved for members of the Corporate Savings Plan of the Bank and some of its subsidiaries; this authorisation will involve the cancellation of pre-emptive subscription rights. The sum of EUR 36 million represents the creation of 18 million shares, i.e., almost 2% of the Bank's existing capital, or less than 1% per year on average; shareholders are then informed (see presentation of the fifth resolution), that the Bank will buy back shares in order to neutralise the impact of share issues for employees. This authorisation will cancel and replace any existing authorisations to the same effect.



The purpose of the following two resolutions is to enable the Bank to attract and retain key personnel and officers, by granting them shares and share equivalents representing a maximum of 3% of BNP Paribas SA's issued capital over a period of thirty-eight months, corresponding to an average of 1% per annum, under the best possible economic conditions for the Bank; both of them align the interests of employees and shareholders.

They follow on from the fourteenth and fifteenth resolutions of the Extraordinary General Meeting of 18 May 2005, which are about to expire, and which authorised a total amount of stock options and share awards representing a maximum of 3% of the Bank's capital over three years, also corresponding to 1% per annum.

As stated above in the presentation on the fifth resolution, the Bank will buy back shares in order to neutralise the impact of employee share issues.

Finally, shareholders are informed that:

- *the book value of the stock options granted to corporate officers only represents 6.8% and 4.5% of the total book value of the 2006 and 2007 plans respectively. These plans were put in place pursuant to the two resolutions adopted by the Extraordinary General Meeting in 2005;*
- *the corporate officers and senior managers of BNP Paribas do not receive share awards. In this regard, pursuant to the Global Share-based Incentive Plan set up from 2006 onwards, they are exclusively granted stock options. Managers in key positions receive both stock options and share awards, while high-potential managers and key contributors are only exclusively granted share awards.*

— — — —

In the **TWENTY-FIRST RESOLUTION**, shareholders are asked to authorise the Board of directors for a period of thirty-eight months to award shares (new or existing BNP Paribas shares), free of consideration, to all the employees of BNP Paribas (except for corporate officers) and to employees and corporate officers of related companies. The total number of shares awarded will not exceed 1.5% of the Bank's issued capital at the date of the decision by the Board of directors to award such shares, corresponding to less than 0.5% per annum. In general, the allocation of the shares to their beneficiaries will only be definitive after a vesting period of at least two years and the shares obtained will then be subject to a compulsory two-year holding period as from the end of the said vesting period, such that there is always a minimum of four years between the date of award of the shares and the date when the beneficiary has freedom to dispose of them. The Board of directors will determine the criteria for allocating the shares, *as well as the performance criteria based on results.*

— — — —

In the **TWENTY-SECOND RESOLUTION,** shareholders are asked to authorise the Board of directors for a period of thirty-eight months to grant stock options exercisable for existing or new BNP Paribas shares to corporate officers and certain employees of BNP Paribas and related companies. The number of shares subscribed or purchased under these stock options may not exceed 3% of the Bank's issued capital at the date of the Board of directors' decision to grant the stock options (which corresponds to less than 1.0% per annum). It is specified that:

- this amount is an aggregate ceiling applicable to the grants under both the twenty-first and the twenty-second resolutions;
- the specific ceiling of 1.5% over a thirty-eight-month period applicable to free share awards will continue to apply.

The terms and conditions for implementation of this authorisation effectively align employee and shareholder interests primarily because:

- since the Bank's creation, BNP Paribas stock option plans have been subject to the Group's achievement of certain financial targets, and/or to the performance of the BNP Paribas share in relation to a benchmark index – these conditions are detailed in the annual report;
- the option exercise price will be determined in accordance with the applicable laws. However, no discounts will be applied, despite the law permitting a maximum discount of 20%.



In the **TWENTY-THIRD RESOLUTION**, shareholders are asked to grant the Board of directors an eighteen-month authorisation to reduce the Bank's capital by cancelling some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire in accordance with the conditions laid down by the Ordinary General Meeting, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the total number of shares outstanding. This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.



The **TWENTY-FOURTH RESOLUTION** concerns an amendment to be made to the Bank's articles of association relating to participation in Shareholders' meetings. The main purpose of this amendment is to make it easier for shareholders to express their choices, by giving them the possibility, following a recent change in French legislation, to provide their instructions over the Internet using a simplified electronic signature process.

Finally, the **TWENTY-FIFTH RESOLUTION** is the standard resolution which gives the necessary powers to carry out publication and other legal and administrative formalities in relation to the Extraordinary General Meeting.



Information
concerning Directorship candidates



Daniela WEBER-REY

Principal function:
Partner with the law firm Clifford Chance
Born on 18 November 1957
German citizen

EDUCATION AND PROFESSIONAL EXPERIENCE

Daniela Weber-Rey is a graduate of Frankfurt University and Columbia University Law Schools, and a member of the Frankfurt and New York bars. She began her professional career in the United States. As a senior lawyer with a major international law firm, she specialises in financial institutions and mergers and acquisitions. She is a member of the European Commission's Advisory Group on Corporate Governance and Company Law and has also written a number of legal publications in German, English and French.

REASONS FOR THE PROPOSAL TO RATIFY DANIELA WEBER-REY'S APPOINTMENT AS A DIRECTOR

Based on proposals submitted by the Corporate Governance and Nominations Committee, the Board is recommending the ratification of Daniela Weber-Rey's appointment as a director of BNP Paribas. The Board considers that the professional experience and skills of Daniela Weber-Rey will provide it with the added support of a qualified European profile. Her presence on the Board will also reinforce the international dimension and create a fairer gender balance. Daniela Weber-Rey is independent under French corporate governance guidelines.



François GRAPPOTTE

Principal functions:
Honorary Chairman of Legrand,
Director of companies
Born on 21 April 1936

Elected on 18 May 2005
Term expires at the 2008 AGM
First elected to the Board on 4 May 1999
Number of BNP Paribas shares held: 2,537

Director of:
Legrand
Legrand France

Member of the Supervisory Board of:
Michelin

Member of:
Advisory Committee of Banque de France

EDUCATION AND PROFESSIONAL EXPERIENCE

François Grappotte holds an undergraduate degree in law and graduate degrees in political science, economics and finance from the Paris Faculty of Law and from Institut d'Études Politiques de Paris. He is also a graduate of the École Nationale d'Administration.

After having served seven years at the Ministry of Industry and the Finance Ministry, from 1963 to 1970, François Grappotte worked at Banque Rothschild as Assistant Director, Deputy Director then Director before joining Compagnie Electro-Mécanique (CEM) as Corporate Secretary and then Chief Executive Officer. In 1983 he joined Legrand SA where he was successively Chief Executive Officer, Chairman and Chief Executive Officer in 1988, then Chairman of the Board of Directors in January 2004 and Honorary Chairman in 2006.

REASONS FOR THE PROPOSAL TO RENEW FRANÇOIS GRAPPOTTE'S TERM OF OFFICE AS A DIRECTOR

Based on the proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that François Grappotte has shown commitment, professional rigour and independence of mind as a director and as Chairman of the Internal Control, Risk Management and Compliance Committee, and that he should continue to exercise his duties as a director of BNP Paribas.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



Jean-François LEPETIT

Principal function:
Chairman of the Conseil National de la Comptabilité
Born on 21 June 1942

Elected on 18 May 2005
Term expires at the 2008 AGM
First elected to the Board on 5 May 2004
Number of BNP Paribas shares held: 825

Director of:
Smart Trade Technologies SA
Shan SA

Member of:
Board of the QFCRA (Qatar Financial Center Regulatory Authority), Doha
Collège de l'Autorité des marchés financiers

EDUCATION AND PROFESSIONAL EXPERIENCE

Jean-François Lepetit is a graduate of HEC Paris business school and has an undergraduate degree in law. In 1963, he began his career at Banque de Paris et des Pays-Bas and subsequently joined Banque de Suez et de l'Union des Mines which later became Indosuez, where he served successively as proxy, Assistant Director, then Deputy Director, Director, Managing Director and Vice-Chairman and Board Member of Banque Indosuez. In 1996 he was appointed as member of the Conseil des marchés financiers (CMF) of which he became Chairman in 1998. Jean-François Lepetit was an Adviser to the Chairman and CEO of BNP from 1997 to 2000. He joined the Collège de la Commission des Opérations de Bourse (COB) in 1998, and was also a member of the Comité des Établissements de Crédit and des Entreprises d'Investissement (CECEI) and of the Comité de la Réglementation Bancaire et Financière (CRBF). He was appointed Chairman of the Commission des Opérations de Bourse (COB) in October 2002 and remained in this function until the creation of the Autorité des marchés financiers in November 2003.

REASONS FOR THE PROPOSAL TO RENEW JEAN-FRANÇOIS LEPETIT'S TERM OF OFFICE AS A DIRECTOR

Based on the proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that owing to his extensive financial market experience, Jean-François Lepetit has demonstrated commitment and competence as director and as member of the Internal Control, Risk Management and Compliance Committee, and that he should continue to exercise his duties as a director of BNP Paribas.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



Suzanne BERGER

Principal functions:
Professor of Political Science at the Massachusetts Institute of Technology, Cambridge Massachusetts (USA)
Director of the MIT International Science and Technology Initiative (MISTI)
Born on 11 March 1939
US citizen

Elected on 8 March 2007
Term expires at the 2008 AGM
First elected to the Board on 8 March 2007
Number of BNP Paribas shares held: 250

Member of:
American Academy of Arts and Sciences

Research associate and member of:
Executive Committee of the Center for European Studies at Harvard University

EDUCATION AND PROFESSIONAL EXPERIENCE

Suzanne Berger holds a Bachelor of Arts degree from the University of Chicago and a PhD from Harvard University. She is a research associate and member of the Executive Committee of the Center for European Studies at Harvard University. She is also a member of the American Academy of Arts and Sciences and a founding chair of the Social Science Research Council Joint Committee on Western Europe.
Suzanne Berger has numerous publications to her name, including "*Peasants Against Politics*" (1975), "*Notre première mondialisation*" (2003) which won a special award within the framework of the European Economics Book Awards and "*Made in Monde*" which was awarded the Rossi prize by the Académie des Sciences Morales et Politiques de l'Institut de France.

REASONS FOR THE PROPOSAL TO RENEW SUZANNE BERGER'S TERM OF OFFICE AS A DIRECTOR

Based on the proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that Suzanne Berger has the requisite skills, experience and commitment to continue exercising her duties as a director of BNP Paribas.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



Hélène PLOIX

Principal functions:
Chairman of *Pechel Industries SAS, Pechel Industries Partenaires SAS* and *Pechel Services SAS*
Born on 25 September 1944

Elected on 18 May 2005
Term expires at the 2008 AGM
First elected to the Board on 21 March 2003
Number of BNP Paribas shares held: 1,371

Director of:
Lafarge
Ferring SA (Switzerland)
Completel NV (Netherlands)

Member of the Supervisory Board of:
Publicis

Legal manager of:
Hélène Ploix SARL
Hélène Marie Joseph SARL
Sorepe Société Civile

Member of:
Investment Committee of the United Nations Staff Pension Fund

EDUCATION AND PROFESSIONAL EXPERIENCE

Hélène Ploix is a graduate of Institut d'Études Politiques de Paris and holds an MBA from the European Institute of Business Administration (INSEAD), in addition to undergraduate degrees in law and English and a Master of Arts in Public Administration from the University of California, Berkeley.

Hélène Ploix spent eight years with Mc Kinsey and Co., where she became Head of Research. She then joined Compagnie Européenne de Publications (CEP) as Director at the Head Office and was Chairman and CEO of Banque Industrielle et Mobilière Privée. She was a member of the Collège de la Commission des Opérations de Bourse (COB) from 1983 to 1984. Hélène Ploix was a special adviser on economic and financial affairs to the French Prime Minister (1984-1986), then Director of the International Monetary Fund and the World Bank (1986-1989). She was Deputy Managing Director of Caisse des Dépôts et Consignations and a member of the Conseil des Bourses de Valeurs (CBV) from 1989 to 1995.

REASONS FOR THE PROPOSAL TO RENEW HÉLÈNE PLOIX'S TERM OF OFFICE AS A DIRECTOR

Based on proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that Hélène Ploix has demonstrated commitment, independence and skill in the contributions she has made to the Board and to the Financial Statements Committee, and recommends that she continues to exercise her duties as a director of BNP Paribas.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



Baudouin PROT

Principal function:
Chief Executive Officer of BNP Paribas
Born on 24 May 1951

Elected on 18 May 2005
Term expires at the 2008 AGM
First elected to the Board on 7 March 2000
Number of BNP Paribas shares held: 87,685

Director of:
Accor
Pinault-Printemps-Redoute
Veolia Environnement
Banca Nazionale del Lavoro (Italy)
Erbé SA (Belgium)
Pargesa Holding SA (Switzerland)

Member of:
Executive Board of Fédération Bancaire Française

EDUCATION AND PROFESSIONAL EXPERIENCE

Baudouin Prot is a graduate of HEC Paris business school and of the École Nationale d'Administration. With the rank of Inspecteur des finances, Baudouin Prot served the French Ministry of Finance and the Ministry of Industry until 1983, when he joined Banque Nationale de Paris.

He was Deputy Director of Banque Nationale de Paris Intercontinentale, then Director of the Europe Department of the International Division. In 1987, Baudouin Prot was appointed at the French Retail Network Division as Manager then Central Manager and Deputy Chief Operating Officer, where he remained until 1996. In September 1996, he became Chief Operating Officer of BNP and was elected to the Board of Directors of BNP Paribas in March 2000. Baudouin Prot replaced Michel Pébereau as Chief Executive Officer in June 2003, when the function of Chairman was separated from that of CEO.

REASONS FOR THE PROPOSED RENEWAL OF BAUDOUIN PROT'S TERM OF OFFICE AS A DIRECTOR

Based on the proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that Baudouin Prot has the requisite skills, experience and commitment to continue exercising his duties as a director of BNP Paribas.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*

BNP Paribas Group in 2007

Record results

Despite a highly unfavourable environment in the second half of the year, the Group achieved in 2007 the best performance of its history with revenues totalling 31,037 million euros, up 11.1% compared to 2006 and net income Group share of 7,822 million euros, up 7.0% compared to 2006.

This performance reflects the Group's powerful organic growth, as well as a limited impact of the crisis on revenues and provisions. Beyond the substantial capital gains generated by BNP Paribas Capital in 2007, the robustness of BNP Paribas' business development model is illustrated by the growing revenues in all the core operating businesses compared to the already high levels in 2006.

Operating expenses, which totalled 18,764 million euros, were up 10.0% reflecting the powerful growth drive. The core businesses' cost/income ratio [1] remained stable, at 60.8%, compared to 60.6% in 2006 thanks to the continued improvement of FRB's and AMS' operating efficiency, the benefit of integration synergies at BNL bc, as well as the excellent efficiency of CIB whose cost/income ratio, at 57.8%, remained below the ceiling target of 60% and placed it at the forefront of comparable banks.

Gross operating income thus came to 12,273 million euros, up 12.8% compared to 2006.

In an environment marked by a deep financial crisis, the cost of risk was 1,725 million euros for the Group compared to 783 million euros in 2006. Part of this increase, 424 million euros, is linked to the direct impact of the crisis in the third and fourth quarters that weighed in on BancWest's cost of risk (218 million euros) and CIB's (206 million euros). The rest of the difference comes primarily from lesser write-backs by CIB and from Cetelem's higher provisions due to the increased outstandings in the emerging countries as well as greater consumer lending risk levels in Spain. The cost of risk of the retail banking businesses in France and Italy remained stable and showed no signs of deteriorating.

The net income Group share thus came to 7,822 million euros, up 7.0% compared to 2006. Return on equity was at the high level of 19.6%, down only 1.6 points compared to 2006 despite a much more difficult environment.

The Board of Directors resolved to propose at the Annual General Shareholder's Meeting to pay out a 3.35 euro dividend per share, up 8.1% compared to 2006.

A TRACK RECORD OF GROWTH AND VALUE CREATION

Net earnings per share



In €
CAGR = + 15.2%
5.6
7.0
8.0
8.5
2004
2005
2006
2007

Undiluted net EPS calculated based on the average number of shares outstanding

Dividend per share



In €
CAGR = + 18.8%
2.00
2.60
3.10
3.35
2004
2005
2006
2007

Subject to AGM approval

CAGR = Compounded Annual Growth Rate

(1) At constant scope and exchange rates.

A strong business development drive: revenues grew in all the core businesses.

All the core businesses exhibit a powerful sales and marketing drive and make a positive contribution to the Group's pre-tax income.

REVENUE GROWTH

Revenues 2007 (in €mn)


+ 4.4%
5,671
5,919
+ 6.5%
2,473
2,634
+ 7.9%
7,374
7,955
+ 20.9%
4,409
5,329
+ 2.5%
8,090
8,293
FRB*
BNL bc**
IRFS
AMS
CIB
2006
2007

*Including 100% of French Private Banking and excluding PEL/CEL effects (+4.1% at constant scope)
**2006 full year pro forma; including 100% of Italian Private Banking

HIGH QUALITY RESULTS IN ALL THE CORE BUSINESSES

2007 Pre-tax Income (in €mn)


+ 5.0%
1,591
1,671
+ 44.8%
391
566
- 10.7%
2,547
2,275
+ 21.4%
1,631
1,980
- 8.8%
3,923
3,577
FRB*
BNL bc**
IRFS
AMS
CIB
2006
2007

*Excluding PEL/CEL effects
**2006 full year pro forma

French Retail Banking (FRB)

French Retail Banking continued to enjoy remarkable performance, in particular in terms of winning new customers. In 2007, the net growth in the number of individual cheque and deposit accounts hit a record high of 230,000, bringing the total number of customers in the French banking network to 6.2 million.

■ Results

The French banking network's revenues grew 4.1% [2] in 2007, net interest revenues rose 0.7% and fees 8.4% compared to 2006. Fourth quarter deposit outstandings increased 11.2% compared to the fourth quarter of 2006 and showed an accelerating growth pace over the year, whilst outstanding loan growth remained vigorous at 11.6% compared to the fourth quarter 2006.

Operating expenses rose 3.0% [2], which helped produce a 1.1 point positive jaws effect. The cost of risk, at 17 basis points of risk weighted assets, was down again compared to the low level in 2006 (18 basis points). This is explained by the fact that mortgages are structurally a low risk in France (most are fixed-rate and guaranteed by *Crédit Logement*, a specialised mortgage agency), and also that corporate credit risks are well monitored by the Bank's dedicated and independent credit specialists in each business centre.

FRB's pre-tax income, excluding PEL/CEL effects, totalled in 2007 1,671 million euros, up 5.0% compared to 2006. Pre-tax return on allocated equity in 2007 came to 28%, down 1 point compared to 2006.

■ Outlook

The FRB core business maintains its target of achieving 4% average annual revenue growth. With respect to individual customers, the Bank plans to create a new lead in multi-channel banking, which will further enhance service quality and customer satisfaction and help continue to gain market share. By 2010, over 10% of sales are expected to be made via the Internet.

FRB also intends to maintain its leading position in Private Banking in France. Its unique organisation in France should generate over 10% growth per year in assets under management.

In corporate banking services, FRB will continue to capitalise on the advantages of its business centre organisation. The Bank aims to become more systematically its customers' core banker by continuing to grow cross-selling with CIB, in particular in M&A where BNP Paribas has occupied the number one position in France for the past 3 consecutive years. BNP Paribas would like to continue to expand its corporate customer base, in particular by targeting high-growth companies.

In terms of operating efficiency, the objective of the French banking network is to maintain a positive annual 1 point positive jaws effect.

BNL banca commerciale (BNL bc)

BNL now contributes substantially to the Group's business and profitability growth: one year after the 2007-2009 integration plan was unveiled, BNL is continuing its integration within the BNP Paribas group in a satisfactory manner and 70% of the synergies expected have already been implemented.

■ Results

2007, the first full year of the integration plan, saw significant progress in the organisation and sales and marketing efficiency. BNL's image in Italy was re-energised by several innovative advertising campaigns, a new product line was launched with current accounts, lending and savings products relying in particular on AMS. Front office

(2) On a comparable basis, that is to say with 100% of French Private Banking, excluding PEL/CEL effects and excluding Dexia Private Banking France acquired in 2007.

staff are starting to get new sales applications. At the same time, relationship managers from the retail banking network were trained on the new marketing approach. These initiatives are expected to produce their full effect starting in 2008.

Already in 2007, operating income rose sharply at 572 million euros [3], or 39.9% growth compared to 2006 [4]. This growth was achieved thanks to 6.5% revenue growth and stable operating expenses compared to 2006 [4].

The cost of risk is stable at 318 million euros.

Pre-tax income for 2007 totalled 566 million euros, up 44.8% compared to 2006 [4]. Pre-tax return on allocated equity rose 5 points to 19%. In the first year of the plan, BNL thus confirmed already, thanks to its successful integration within the Group, the potential of Italy as a value creation driver for BNP Paribas.

■ Outlook

BNL bc's goal is now to complete the integration plan by implementing in 2008 all the synergies provided for in the 2007-2009 plan.

With respect to individual customers, the drive for change is going to continue with, in particular, the rolling out of a multi-channel offering based on the operating platform in France, which is unparalleled in Italy. All the bank branches will be renovated and 100 new branches will be opened.

With respect to corporate customers, BNL bc's goal is to become a benchmark bank in Italy, in particular by leveraging on CIB's product expertise and the Group's large international network notably around the Mediterranean.

All in all, BNL's objective is to grow its revenues on average by 6% a year with a 5 point per year positive jaws effect by benefiting from the Group's best practices as well as economies of scale, in particular in terms of IT investment, made possible by its being part of the Group.

International Retail Financial Services (IRFS)

The core business continued to pursue its fast-paced growth strategy in emerging countries and consumer lending. BancWest was hit by the U.S. subprime crisis but remains largely profitable for the year.

■ Results

Despite an unfavourable exchange rate effect due to the falling value of the dollar, the IRFS core business' revenues continued to grow in 2007 at a sustained pace: +7.9% at 7,955 million euros (+9.4% at constant scope and exchange rates). The core business' rapid growth resulted in a 10,0% rise in operating expenses (+9.8% at constant scope and exchange rates) and gross operating income, which was 3,330 million euros, grew 5.1% (+9.0% at constant scope and exchange rates). After factoring in the cost of risk, up in particular at BancWest as a result of the crisis, the core business' pre-tax income for 2007 came to 2,275 million euros, down 10.7% compared to 2006. Pre-tax return on allocated equity remained at a high 28% after reaching 35% in 2006 thanks to an exceptionally low cost of risk.

During the year, the organic growth momentum continued in **emerging countries** with 189 branches opened in the banking network, in particular in Turkey and in North Africa and 1.5 million new customers, bringing the total number of customers in the emerging countries' networks to 4.2 million. The acquisition in 2007 of Sahara Bank in Libya enabled BNP Paribas to become the first foreign bank to move into the country and to round out an unparalleled network in the Mediterranean.

Cetelem also pursued its expansion in emerging countries through organic growth (set up operations in Russia) and external growth (acquisitions under way of Jet Finance in Bulgaria and BGN in Brazil). Thanks to a strong sales and marketing drive, outstanding loans grew 17.4% compared to 2006. The increased share of emerging countries in Cetelem's portfolio resulted in higher provisions. This increase in Cetelem's cost of risk was accentuated in 2007 by a higher cost of risk in Spain.

The year 2007 was also marked by plans to create Personal Finance, which ties together Cetelem, the consumer

(3) With 100% of Italian Private Banking.

(4) Full year pro forma.

lending leader, and UCB, the specialty mortgage lender. The purpose of this tie-up is to capitalise on the convergence between these two lines of retail finance to develop a full and coordinated product offering combining, for example, home improvement loans, home equity loans, etc. Cetelem and UCB will be able to combine their customer bases, expand their product and service offering vis-à-vis their third party distributors and capitalise on their respective international operations. The new Personal Finance entity creates Europe's number 1 personal financing solutions provider.

In 2007, **BancWest** showed a good sales and marketing drive in the midst of a crisis. Outstanding loans grew 7.5% [5] compared to 2006. Revenues fell only 1.2% [5] despite the crisis and edged up 2.9% in the fourth quarter compared to the fourth quarter 2006, evidence of the initial benefits of a normalised yield curve and the organic growth plan launched at the end of 2006. The cost of risk at 335 million euros in 2007 was impacted by exceptional provisioning levels linked to the crisis (218 million euros).

■ Outlook

The IRFS core business has set itself an average annual revenue growth target of 10%. The core business' growth strategy revolves around pursuing further integration between the retail banking networks and the specialised financial services. The core business' customer base, which, at the end of 2007, included 8.4 million customers in the retail banking networks, 20.9 million direct Personal Finance customers and 22.9 million customers managed by Personal Finance, is expected to pick up another 20 million new customers by 2010, of which close to 6 million in the retail banking networks.

The core business will also strive to grow revenues per customer by expanding cross-selling at all levels:

- within each entity by utilising BNP Paribas' commercial know-how in recently acquired networks and thanks to the expansion of Personal Finance's product and service offering;
- between the entities within the core business by making the specialty companies' product offering available to the retail networks, for example in terms of auto loans, and by offering banking services to the customers of the specialty companies;
- with the other Group's core businesses, by expanding credit protection insurance and private banking services, by capitalising on CIB's expertise to develop international trade finance and capital market products and by developing an integrated leasing solution between Equipment Solutions and the FRB and BNL bc networks.

Lastly, this growth drive will be accompanied by improved operating efficiency, thanks to the reengineering of the processes in each of the entities and the sharing of platforms in order to generate an average annual 1 point positive jaws effect.

Asset Management and Services (AMS)

In 2007, the AMS core business again showed very strong momentum for revenue growth and profitability.

■ Results

The core business' revenues totalled 5,329 million euros, or 20.9% growth compared to 2006.

This growth is explained in particular by the core business' excellent performance in net asset inflows, even in the second half of the year. Net asset inflows were slightly negative in the third quarter at -2.6 billion euros and then became positive again in the fourth quarter with +1.7 billion euros. These achievements were far better than the asset management's market average, which recorded significant net asset outflows for the second half of the year. For the year, BNP Paribas' net asset inflows totalled 23 billion euros. Assets under management progressed by 8% to 584 billion euros. This superior performance is explained by the predominant share of individual customers, who account for 62% of the core business managed assets and who have a more stable profile than institutional customers.

The growth of all AMS's business lines gathered pace outside France, with substantial revenue growth in Italy thanks to the success in selling guaranteed capital funds to BNL's individual customers and bolstering its positions in high-growth countries (India, Brazil, Singapore).

This growth, which was primarily organic (at constant scope and exchange rates, revenues grew 17.6% for the year), required substantial investments. Operating expenses grew 20.1% compared to 2006 and 14.3% at constant

(5) At constant exchange rates.

scope and exchange rates. The pace of investment was nevertheless under control, as the core business generated an over 3 points positive jaws effect at constant scope and exchange rates.

Pre-tax income came to 1,980 million euros, up 21.4% compared to 2006. Pre-tax return on allocated equity was 36%, up 1 point compared to the 2006 high.

Each of AMS's business lines contributed to this record performance.

Revenues from the **Wealth & Asset Management** business line were up 24.1% compared to 2006, at 2,765 million euros. Assets under management grew respectively 10.7% year-on-year for Asset Management and 11.7% for Private Banking and Personal Investors combined.

In insurance, in a market where bancassurers' gross asset inflows in France fell 6.6% compared to 2006, **BNP Paribas Assurance**, thanks to its superior product and service offering and the variety of its internal and external distribution channels, managed to maintain its annual gross asset inflows at 11 billion euros, stable compared to the record level in 2006. The business line's revenues grew for the year 12.6%, thanks in particular to a share of unit-linked insurance products that is still largely higher than the market (41% of gross asset inflows for BNP Paribas versus 25% for the market). BNP Paribas Assurance's international expansion continued. It now has a presence in 42 countries and is expanding in Asia (mainly in India and South Korea) as well as in the United Kingdom.

BNP Paribas Securities Services continued to reinforce its pan-European leadership. In a market characterised by an extremely large volume of transactions (+41% compared to 2006), revenues grew 24.5% compared to 2006. Assets under custody rose 5.2% to 3,801 billion euros at the end of 2007. The strong sales and marketing drive continued and the quality of the service offering helped the business line win new mandates. Assets under administration continued to experience fast-paced growth (833.8 billion euro, +33.9% compared to 31 December 2006).

■ Outlook

The AMS core business is well-positioned to capitalise on the structurally positive dynamics of the savings market: aging population and growing need for precautionary savings in industrial countries; growing middle classes and an increased number of wealthy customers in emerging countries.

Thanks to its original organisation, which combines an extremely wide range of products covering all asset classes and based on an open multi-management architecture with multiple internal and external distribution channels making it possible to access a broad customer base worldwide, AMS has developed assets that will allow it to continue to generate sustained growth. Its international expansion will gather pace both in Europe, by increasing its onshore and offshore market share, and in emerging countries, which now account for 5% of the core business' revenues and are expected to reach 10% of its revenues by 2010. All in all, AMS is aiming to grow its assets under management 10% per year on average and to increase its gross operating income 10% per year.

Corporate and Investment Banking (CIB)

Thanks to its growth model based on client-driven business in all the business lines and good risk control, BNP Paribas' Corporate and Investment Banking posted in 2007 record revenues in the context of a market rocked by the subprime crisis that weighed in heavily on the bottom lines of most of its competitors. The quality of these results makes BNP Paribas' CIB business one of the best global players in the industry.

■ Results

In 2007, CIB's revenues totalled 8,293 million euros, up 2.5% compared to 2006. The rise in client revenues was very sharp, +23% compared to 2006, a trend that was confirmed for the whole year: +34% in the fourth quarter compared to the fourth quarter 2006. Client business growth was especially fast-paced in Italy, Asia and in the emerging countries.

The **Advisory and Capital Markets** businesses generated 5,625 million euros in revenues in 2007, up 4.2% compared to 2006, despite substantial credit adjustments related to the counterparty risk, in particular on monoline insurers. The derivatives businesses (equity, interest rate, Forex, credit and commodities) in which BNP Paribas is one of the global leaders, account for 50% of CIB's revenues.

The **Financing Businesses** generated in 2007 2,668 million euros in revenues, down 1.0% compared to 2006. These revenues were affected by fair value adjustments to the LBO underwriting portfolio. The business of the Energy Commodities Export and Project (ECEP) business line was not directly affected by the crisis and continued

to reap the benefits of the positive environment (high energy and commodities prices, international trade growth, infrastructure needs in emerging countries and the development of renewable energies, etc.) that enables the business to continue to leverage on its expertise in high added value financing solutions for an increasingly large client base.

Against this backdrop of major growth, operating expenses rose 7% for the year, reflecting the strengthening of teams in the key franchises but also showing a satisfactory flexibility in the second half of the year with a 13.2% decline in operating expenses between the second and third quarter followed by an 18.7% fall between the third and the fourth quarter, essentially due to the adjustment of variable compensations to a more difficult market environment.

In 2007, the cost of risk was a mere 28 million euros compared to net write backs of 264 million euros in 2006. This still very low cost of risk reflects CIB's limited exposure to risky assets and the superior quality of its overall portfolio.

CIB's pre-tax income totalled 3,577 million euros in 2007, down only 8.8% compared to 2006 and with a positive contribution in the third and fourth quarters despite the crisis. Pre-tax return on allocated equity was 30%, down 9 points compared to the record level in 2006.

■ Outlook

Despite a market environment that offers limited visibility, the CIB core business set itself the objective of matching in 2008 the record revenues achieved in 2007. This ambitious objective in light of the context is made possible by:

- BNP Paribas' limited reliance on revenues from proprietary trading;
- the limited size of the businesses whose revenues are directly affected by the crisis: structured credit derivatives; securitisation; LBO origination – or less than 10% of CIB's total revenues in 2007;
- a geographic positioning and business mix that enable the core business to reap the benefits of the market's structurally positive trends, be it in derivatives or specialised finance;
- the Group's financial strength, which is a distinctive competitive advantage over the competition in this phase of the cycle.

In Europe, the CIB core business is going to step up its market penetration, especially in Italy. In Asia and in the emerging countries, CIB plans to leverage on its already strong positions (27% of client revenues in 2007) bolstering its organisation in particular in India, China, the Gulf region and in Russia.

CIB is also going to grow its franchise with financial and institutional clients to whom BNP Paribas' experience and rating - one of the best in the world - are major competitive advantages.

A stringent risk management culture and a solid financial structure

BNP Paribas' solid performance in the face of the crisis is explained in particular by Group's stringent risk management culture and its ability to hold up during the liquidity crisis.

A stringent risk management culture

BNP Paribas' business model is based on a long-term approach focusing on lasting customer relationships and risk analysis based on economic fundamentals. The monitoring of operational risk has been formalised in a group wide policy in 2003.

Management is directly involved at all levels of responsibility. The front line managers of each entity are directly accountable for controlling the risks of their portfolio. Committees chaired by General Management determine sector-based and geographic policies as well as credit, counterparty and market risk limits and exercise oversight with respect to their usage.

BNP Paribas group introduced strong and independent audit and control functions tasked with exercising permanent operating control and periodic audit. All these functions (Group Risk Management, Compliance and Internal Audit) represented, at the end of 2007, 2,480 persons, up 21% compared to 2005. These teams have best-in-class technical expertise combined with highly experienced management judgement.

A favourable liquidity situation

In terms of liquidity, BNP Paribas group has a major competitive advantage which is based on three key components:

- the Group's liquidity needs did not suddenly or unexpectedly rise as a result of the crisis. The Group has limited reliance on cash securitisation to finance the growth of its loan portfolio (13.3 billion in outstandings as at 31 December 2007) so it has not suffered from the drying up of this financing source. Its exposure to conduits is limited and it does not sponsor any SIVs. At the end of 2007, BNP Paribas had a 128% loans/deposits ratio, an improvement over the end of 2006 (132%) with 13% loan growth for the period;
- the Group has the capacity to leverage resources to finance its growth. This access to liquidity is naturally facilitated by the AA+ rating granted by Standards & Poor's but also by the very large base of customers in all currencies and across all geographic regions. Thus, BNP Paribas group gains access to the funds it needs at a price that is generally below the interbank market price;
- the Group has established a centralised treasury cash management function that enables it to optimise daily refinancing volumes and terms for all the Group's entities worldwide. The medium- and long-term refinancing strategy is also proactive in order to take maximum advantage of the best windows of opportunity for new issuance.

Hence, the liquidity crisis only had a very limited impact on the Group's 2007 refinancing cost.

A solid capital base

Thanks to its good operating performances, the Group posted in 2007 a substantial rise in its Tier 1 equity, which grew from 34.4 billion at the end of 2006 to 39.2 billion at the end of 2007 (+13.9%), after deducting the dividend proposed at €3.35 [6] per share for a total of 3 billion euros.

In 2007, the Group saw sustained growth in its risk weighted assets (16.2%) and continued to pursue its disciplined and targeted acquisitions strategy, posting in 2007 a limited further 0.8 billion euros in goodwill.

As at 31 December 2007 and based on the applicable Basel I standards, the international capital adequacy ratio was 10.0% and the Tier 1 ratio 7.3%.

■ Outlook

1 January 2008 marked the introduction of the Basel II standards for European Union banks that opted for advanced approaches. After the Basel I standards, which in 1988 were a major step forward for the financial solidity of banks, Basel II represents considerable progress in bringing the regulatory capital adequacy framework more in line with the economic reality of risks taken by banks. The relevance of these new standards is made clear by the current financial crisis.

After the market regulator approved its models for a scope representing a majority of the Group's risk weighted assets, BNP Paribas, with the move to Basel II, will benefit from a reduction in risk weighted assets, reflecting the superior quality of its portfolios, albeit limited by a regulatory floor set in 2008 at 90% of the Basel I risk weighted assets. This advantage is partly offset by a more restrictive method for taking into account equity under the Basel II standards. Given the opposing trends in the ratio's numerator and denominator, the Tier 1 ratio, under Basel II, is estimated at 7.6% as at 1 January 2008, which amounts to a benefit of about 30 basis points compared to Basel I.

The Group wishes however to give itself a year to observe the dynamics of the ratio before disclosing a target Tier 1 ratio under Basel II.

The Group's capital management policy remains unchanged: in addition to the priority devoted to growing the dividend, organic growth is expected to remain substantial with about 10% risk weighted asset growth in 2008 as BNP Paribas will continue to support its customers to implement their investment strategies. The Group will also maintain rigorous external growth discipline.

An ambitious growth strategy

During the 2004-2007 period, BNP Paribas group underwent a major change in scale. The Group's revenues were multiplied by 1.6 to 31 billion euros compared to 19 billion in 2004. Generating three-quarters of its revenues in Europe, BNP Paribas has acquired leading pan-European positions across all its business lines and is one of the only European financial services groups that has two domestic retail banking markets.

This expansion was primarily the result of organic growth as well as acquisitions adhering to disciplined financial criteria. The Group's business mix has been maintained with retail banking businesses accounting for half the Group's revenues, the Corporate and Investment Banking businesses roughly one-third and the AMS businesses one-sixth.

This sharp growth was controlled. In terms of risk management, BNP Paribas' stringent policy is implemented across the Group's business lines and demonstrated its robustness in 2007. With respect to operating efficiency, the Group's cost/income ratio regularly improved, declining from 62.8% in 2004 to 60.5% in 2007. Lastly, the Group's organisational structure has evolved to enable sound

(6) Subjet to AGM approval.

management of a constantly growing entity, with, at the end of 2007, a workforce of 160,000, of which 60% outside France.

The profitable growth strategy made it possible to grow the net income Group share for the period from 4.7 billion euros to 7.8 billion euros. The net earnings per share grew in average 15.2% per year and the dividend per share 18.8% per year for the period.

BNP Paribas begins 2008 determined to capitalise on its strengths within an ambitious growth strategy.

In Europe, the rolling out of the integrated model will continue, by drawing on both domestic retail networks in France and Italy and reinforcing the business lines' pan-European leadership: converging distribution systems and product platforms.

Outside Europe, BNP Paribas' priority is to bolster its presence in emerging markets, doubling in 3 years its revenues in these regions to reach 15% of the Group's total revenues. BNP Paribas has set itself two priorities in this area:

- in the Mediterranean and in far Eastern Europe, BNP Paribas is deploying the Group's integrated model, drawing on these countries' geographic and cultural proximity to Europe and taking advantage of the existing strong presence, in particular with energy and commodities finance teams;
- in Brazil, India and Greater China, priority is focussed on expanding the AMS and CIB business lines as well as consumer lending in Brazil. This expansion is driven at the highest level as a member of the Group's Executive Committee personally coordinates the business development strategy in each country.

Revenue growth is accompanied by close attention paid to operating efficiency. BNP Paribas group has set up an Information, Technologies and Process organisation that gives impetus to the deployment of a genuine rationalisation approach throughout the Group. IT development is being internationalised with 3 principal centres in Paris, London and Rome and 4 international centres in emerging countries (Casablanca, Istanbul, Mumbai and Chennai) that already employ 800 people.

The role of the Procurement function will be expanded to achieve greater savings. Lastly, the Lean Six Sigma Programme, which has already produced substantial productivity and quality gains on numerous processes, is going to be put into general practice.

 

In 2008, the environment remains challenging and the markets exceptionally volatile but BNP Paribas has the capacity to again produce very good operating performance relative to the banking industry, thanks to the powerful growth drive of all its business lines serving customers and its stringent risk management policy.



BNP Paribas SA

five-year financial summary

	2003	2004	2005	2006	2007
Capital at year-end					
a) Share capital	1,806,343,230 [1]	1,769,400,888 [2]	1,676,495,744 [3]	1,860,934,954 [4]	1,810,520,616 [5]
b) Number of common shares issued and outstanding	903,171,615 [1]	884,700,444 [2]	838,247,872 [3]	930,467,477 [4]	905,260,308 [5]
c) Number of shares to be issued through the exercise of rights	23,734,549	24,359,164	25,388,170	24,474,326	23,712,462
Results of operations for the year					
a) Total revenues, excluding VAT	24,361,520,679	25,095,074,515	29,994,235,964	37,957,100,940	47,028,280,284
b) Income before tax, non-recurring items, profit-sharing, depreciation and provisions	4,042,278,418	4,037,415,805	3,679,619,779	5,172,323,530	5,413,275,719
c) Income taxes	-11,461,665	-714,643,630	298,950,458	-44,806,968	284,877,973
d) Profit-sharing	73,664,330	102,947 868	129,668,926	152,378,000	158,163,926 [6]
e) Net income	2,358,756,302	3,281,771,449	3,423,168,749	5,375,377,317	4,531,812,602
f) Total dividends	1,310,242,626	1,770,438,404	2,183,005,487	2,891,923,319	3,034,079,741
Earnings per share					
a) Earnings after tax and profit-sharing but before non-recurring items, depreciation and provisions	4.41	3.67	4.62	5.36	6.12
b) Earnings per share	2.61	3.71	4.08	5.76	5.00
c) Dividend per share	1.45 [7]	2.00 [8]	2.60 [9]	3.10 [10]	3.35 [11]
Employee data					
a) Number of employees at year-end [12]	44,060	44,534	45,356	46,152	47,466
b) Total payroll	2,487,721,635	2,728,535,537	3,074,275,447	3,375,546,138	3,553,705,768
c) Total benefits	982,590,077	991,640,524	1,222,427,038	1,473,519,640	1,106,100,903

(1) *The share capital was increased to EUR 1,791,759,648 from EUR 1,790,347,678 on exercise of employee stock options for EUR 1,411,970. The share capital was increased to EUR 1,806,343,230 from EUR 1,791,759,648 through the EUR 13,346,720 private placement for BNP staff members and on exercise of employee stock options for EUR 1,236,862.*

(2) *The share capital was increased to EUR 1,807,231,208 from EUR 1,806,343,230 on exercise of employee stock options for EUR 887,978.*

Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 14 May 2003 (18th resolution), to cancel the 25,000,000 shares for EUR 50,000,000 reducing the capital from EUR 1,807,231,208 to EUR 1,757,231,208.

The share capital was increased to EUR 1,769,400,888 from EUR 1,757,231,208 through the EUR 10,955,724 private placement for BNP staff members and on exercise of employee stock options for EUR 1,213,956.

(3) *The share capital was increased to EUR 1,770,438,404 from EUR 1,769,400,888 on exercise of employee stock options for EUR 1,037,516.*

Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 28 May 2004 (16th resolution), to cancel the 13,994,568 shares for EUR 27,989,136 reducing the capital from EUR 1,770,438,404 to EUR 1,742,449,268.

The share capital was increased to EUR 1,755,244,270 from EUR 1,742,449,268 through the EUR 10,000,000 private placement for BNP staff members and on exercise of employee stock options for EUR 2,795,002.

Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 18 May 2005 (16th resolution), to cancel the 39,374,263 shares for EUR 78,748,526 reducing the capital from EUR 1,755,244,270 to EUR 1,676,495,744.

(4) *The share capital was increased to EUR 1,679,234,990 from EUR 1,676,495,744 on exercise of employee stock options for EUR 2,739,246.*

The share capital was increased to EUR 1,681,177,064 from EUR 1,679,234,990 on exercise of employee stock options for EUR 1,942,074.

Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 28 May 2004 (11th resolution), to perform a capital increase with preferential subscription rights by issuing 84,058,853 new shares with rights from 1 January 2006 for EUR 168,117,706, raising the capital to EUR 1,849,294,770 from EUR 1,681,177,064.

Following the merger of Société Centale d'Investissement by BNP Paribas, the share capital increased to EUR 1,849,296,660 from EUR 1,849,294,770.

The share capital was increased to EUR 1,860,934,954 from EUR 1,849,296,660 through the EUR 9,340,776 private placement for BNP staff members and on exercise of employee stock options for EUR 2,297,518.

(5) *The share capital was increased to EUR 1,865,756,980 from EUR 1,860,934,954 on exercise of employee stock options for EUR 4,822,026.*

The share capital was increased to EUR 1,873,398,710 from EUR 1,865,756,980 on exercise of employee stock options for EUR 7,641,730.

Following these share issues and in accordance with the merger agreement of 12 March 2007 between BNL and BNP Paribas and its final conclusion on 1 October 2007, a capital increase was performed through the issue of 439,358 new shares with rights from 1 January 2007 for EUR 878,716 increasing the share capital to EUR 1,874,277,426 from EUR 1,873,398,710.

Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 15 May 2007 (11th resolution), to cancel the 32,111,135 shares for EUR 64,222,270 reducing the capital from EUR 1,874,277,426 to EUR 1,810,055,156.

The share capital was increased to EUR 1,810,520,616 from EUR 1,810,055,156 on exercise of employee stock options for EUR 465,460.

(6) *Provision raised during the year.*

(7) *Paid to 903,615,604 shares, taking into account the 443,989 new shares, with rights from 1 January 2003, recorded on 28 January 2004, including 169,545 shares issued in connection with former BNP stock option plans, and 274,444 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).*

(8) *Paid to 885,219,202 shares, taking into account the 518,758 new shares, with rights from 1 January 2004, recorded on 25 January 2005, including 350,171 shares issued in connection with former BNP stock option plans, and 125,867 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).*

(9) *Paid to 839,617,495 shares, taking into account the 1,369,623 new shares, with rights from 1 January 2005, recorded on 23 January 2006, including 1,328,544 shares issued in connection with former BNP stock options plans, and 41,079 shares issued in connection with BNP Paribas plans.*

(10) *Paid to 932,878,490 shares, taking into account the 2,411,013 new shares, with rights from 1 January 2006, recorded on 22 January 2007, including 932,743 shares issued in connection with former BNP stock options plans, and 1,478,270 shares issued in connection with BNP Paribas plans.*

(11) *Paid to 905,695,445 shares, taking into account the 435,137 new shares, with rights from 1 January 2007, recorded on 28 January 2008, including 170,295 shares issued in connection with former BNP stock options plans, and 264,842 shares issued in connection with BNP Paribas plans.*

(12) *For France, part-time employment is prorated according to the length of time worked.*



Directions

for the shareholders attending the Meeting

The 21 May 2008 Meeting will begin at 3.30 p.m. sharp. The shareholders will be welcome from 2.00 p.m. on.

1. *You are advised to apply to the Welcome desk in advance, sign the attendance list and show your admission card;*

2. *Please make sure you have been given an electronic voting box with the directions for use before you enter the Meeting room (it should have been given to you when signing in);*

3. *Please follow the directions to vote that you will receive during the Meeting.*

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 5.30 p.m.

BNP Paribas has definitely chosen a strategy of sustainable growth as the foundation for a renewed value creation towards its shareholders. Therefore, the Bank deemed it right that the Annual Meeting, the main event for shareholder communication, should symbolize the socially responsible behaviour of the company.

For every shareholder who attends the Annual General Meeting of 21 May 2008, BNP Paribas will contribute an additional EUR 10 to the "Helping staff involved in the community" programme, which was specifically developed by Fondation BNP Paribas to encourage employees who are involved in voluntary work and fundraising projects in the community.

BNP Paribas is pleased to report to its shareholders on the use of the EUR 17,840 contribution made in 2007, and added to the sum already devoted by your Company to the Foundation BNP Paribas for leveraging initiatives of staff members. The total of these monies has been allocated amongst 44 projects, the amounts provided ranging from 500 to 3,800 euros. The majority of these projects concerned initiatives in France, only 2 having taken place in another European country, while 1 was conducted in South America, 7 in Africa and 5 in Asia.

You will find on the Internet site **"invest.bnpparibas.com"**, section "General Shareholders Meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General shareholders meeting.



Application Form for Documents to be sent by e-mail,

to owners of registered shares [(1)] who wish to participate in the shareholders' General Meetings



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09 - FRANCE

The undersigned

Christian name and Name: ....

Address: ....

Zip Code ☐☐☐☐☐ City: ....

Country: ....

E-mail .... @ ....

Hereby requests that the documents necessary to participate in BNP Paribas General Meetings, be sent to me by e-mail from now on.

In..

Date 2008

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.

(1) This possibility is reserved to the owners of registered shares of BNP Paribas only.



Application Form for Documents and Information



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09 - FRANCE

Combined General Meeting on Wednesday May 21st 2008

The undersigned

Christian name and Name: ....

Address: ....

Zip Code | | | | | | City: ....

Holding: ....

- registered shares,

- bearer shares in the books of [1]

kindly asks BNP Paribas to send documents and information as stated in Article R 225-83 and Article R 225-88 of the French commercial code, in view of the Combined General Meeting of May 21st 2008.

In...

Date 2008

Signature

PLEASE NOTE: As per paragraph 3 of Article R 225-88 of the French commercial code, the holders of registered shares may obtain these documents from the bank for each further general meeting.

(1) Name and address of the custodian in charge of your shares.





BNP PARIBAS

END